ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

August 24, 2020

VIA EDGAR TRANSMISSION

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
Aptus Drawdown Managed Equity ETF (the “Fund”)

Dear Mr. Orlic,

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Post-Effective Amendment No. 630 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), on June 24, 2020 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Amendment.

1.Comment: If the portfolio turnover rate for the Fund for the fiscal year ended April 30, 2020 is greater than 100%, please add disclosure regarding the risks of a high portfolio turnover rate, including the potential tax consequences.

Response: The requested risk disclosure has been added.

2.Comment: Please clarify whether the Fund’s options will count towards the Fund’s 80% policy, and if so, how such options will be valued for such purpose.

Response: The Trust confirms that the Fund’s options on equity securities or equity indices will count towards the Fund’s 80% policy and will be valued based on the market value of the options, rather than their notional value.

3.Comment: Please clarify the last sentence of the fourth paragraph under “Principal Investment Strategy” with respect to written put options being “covered”. Additionally, please confirm whether the Fund will sell uncovered put options, and if so, clarify the disclosure to such effect and disclose the maximum amount of uncovered put options the Fund might sell.
Response: The above-referenced sentence has been deleted, and the following disclosure has been added in response to Item 9 of Form N-1A:
The Fund will write call options only if they are “covered”. In the case of a call option written on a security, the option is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, liquid assets in such amount are segregated) upon conversion or exchange of other securities held by it. For a call option written on an index, the option is covered if the Fund maintains with its custodian a portfolio of securities substantially replicating the index or liquid assets equal to the contract value. A call option also is covered if the Fund holds a call on the same reference asset as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the Fund segregates liquid assets in the amount of the difference.

All put options written by the Fund will be covered, which means that the Fund will segregate cash or liquid assets with a value at least equal to the exercise price of the put option or will hold a put option on the same reference asset as the option written where the exercise price of the option held is (i) equal to or higher than the exercise price of the option written, or (ii) less than the exercise price of the option written, provided the Fund segregates liquid assets in the amount of the difference.

4.Comment: Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

5.Comment: The Staff notes that the “Non-Diversification Risk” was eliminated. Please advise how the Fund changes its classification under Section 5(b) without a shareholder vote.

Response: The Trust notes that, prior to changing the Fund’s classification from “non-diversified” to “diversified”, the Fund had operated for three years as a diversified fund. Consequently, in keeping with the Staff’s current position with respect to Section 13(a)(1) of the Investment Company Act of 1940, as amended, and Rule 13a-1 thereunder, the Fund automatically became a “diversified” fund. Further, shareholder approval is not required by the Investment Company Act of 1940 if a fund changes its classification from non-diversified to diversified. Shareholder approval is required only if a fund wishes to change its classification from diversified to non-diversified. See Section 13(a)(1).

6.Comment: With respect to “ETF Risks — Trading”, please note that the adverse effect on liquidity in turn could lead to differences between the market price of Shares and the underlying value of those Shares.

Response: The requested change has been made to the above-referenced risk in Item 9 of Form N-1A.

7.Comment: Please consider renaming “Concentration Risk” because the Fund is not concentrated.

Response: The above-referenced risk has been deleted.

Comments Related to Material Changes to the Fund
1.Please supplementally inform the Staff how the Board of Trustees of the Trust (the “Board”) determined these changes are consistent with its fiduciary duties and are in the best interests of the Fund’s shareholders, who did not vote for these changes. In your response:
a.explain in detail what information the Board considered, and how it weighed the information in arriving at its decision;
b.explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new fund; and
c.support your explanation of the Board’s deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes as compared with starting a new fund.
2.Please also explain why the Adviser believes these changes are consistent with its fiduciary duty to the Fund.
3.Has the Fund notified its shareholders of these changes? If so, please provide the Staff with a copy of the notice and when and how (e.g., letter, e-mail) it was sent. If not, when will the Fund distribute such a notice and how?
4.What is the composition of the Fund’s shareholder base (e.g., affiliated vs. unaffiliated, retail vs. institutional, domestic vs. foreign)? What percentage of the Fund’s shares are held by retail investors?
5.Please explain why making these changes in a post-effective amendment to the registration statement of an existing Fund, as opposed to an amendment adding a new series, is consistent with the text and policy of Rule 485(a) under the Securities Act. Explain why you believe this does not provide an unfair competitive advantage over other registrants that add new series under Rule 485(a) that become effective within 75 days (as opposed to 60 days).

6.Please inform the Staff what percentage of the Fund’s current portfolio needs to be re-positioned as a result of these changes.
7.Have any shareholders, including Authorized Participants, contacted the Trust or Fund or intermediaries about this transition? If so, describe the nature of such communications, including whether anyone has expressed displeasure or disagreement with the planned transaction or threatened legal action.
8.Please inform the Staff how the Fund determined that it was appropriate to make the changes in a prospectus supplement first, rather than an immediate post-effective amendment pursuant to Rule 485(a).
Response:

The changes to the Fund were recommended to the Board by the Adviser based on feedback from Fund shareholders desiring a mechanism for downside protection, which could not be accomplished while the Fund’s investment objective was to track a rules-based equity index. The Board considered written materials and a presentation by the Adviser regarding the changes. The Adviser informed the Board that the revised strategy shared many of the characteristics of the Fund’s prior index and that the change from an index-based to an actively-managed strategy would afford the Adviser greater flexibility to mitigate downside risk, while also incorporating additional growth-oriented fundamental characteristics into the equity selection process.

The changes retained the Fund’s primary characteristic of providing long exposure to U.S.-listed equity securities, and the Fund’s prospectus clearly stated that the Fund’s investment objective could be changed without shareholder approval. Additionally, the Trust believes that changes of this nature are consistent with actions taken by investment company boards in the ordinary course of business without shareholder action, and that the organization of a new fund to accomplish these changes would require undue time and expense, would not enable Fund shareholders to benefit from the changes without potentially incurring a taxable transaction, and would not be in the best interests of shareholders. The Trust confirms that no shareholders or intermediaries have contacted the Trust about the changes.

The Adviser believes that the changes were in shareholders best interests because it had received feedback from shareholders requesting better methods for incorporating downside protection into their equity portfolios, and the changes would enable shareholders to benefit from such risk mitigation without being required to sell their shares and incur a potentially taxable event. In implementing the changes, approximately 98% of the Fund’s portfolio was repositioned, although the Fund retained its focus on large capitalization, U.S. equities with momentum characteristics.

Upon approval by the Board, the Fund’s prospectus was supplemented on October 18, 2019 (SEC Accession No. 0000894189-19-006969) to give shareholders advance notice of the changes and the opportunity to sell their shares if they disagreed with the changes. The Trust notes that it did not see any significant redemption activity around the time of the supplement or the implementation of the changes.

Due to the nature of trading of ETFs, the Trust does not and will not know the composition of the shareholder base or the percentage of the Fund’s shares held by retail investors.

The changes were made in a post-effective amendment to the registration statement of an existing Fund because the post-effective amendment was filed for the purpose of making material changes to an existing series, rather than adding a new series, in accordance with Rule 485(a) under the Securities Act. Rule 485(a)(1) provides for automatic effectiveness of a post-effective amendment containing material changes to the registration statement of an existing fund on the sixtieth day after filing.1 Because the Fund is an existing series of the Trust, it would not be consistent with Rule 485(a) to file under Rule 485(a)(2), which specifically provides for the automatic effectiveness of a post-effective amendment adding a new series; however, it is entirely appropriate and consistent with the text and policy of Rule 485(a)(1) to file changes to an existing series, which are subject to the review of the SEC Staff.

The Trust does not believe that filing under Rule 485(a)(1) provides an unfair competitive advantage over other registrants because (i) the Trust is adhering to the rules promulgated under the Securities Act and the Staff’s pronouncements thereon; (ii) the changes to the registration statement are publicly available for the 60 days prior to the effectiveness of the registration statement; and (iii) other registrants may file for a new series under Rule 485(a)(2) and request acceleration of effectiveness of the registration statement under Rule 485(a)(3).

Further, the Trust believes that the practice of making material changes in a Rule 497 filing is well established in the industry and supported by Commission rulemaking.2 The Trust believes it is appropriate to make such changes in a Rule 497 filing to enable the Trust and the Adviser to respond to market conditions without the significant delay inherent if a filing pursuant to Rule 485(a) was required to become effective prior to making the applicable changes to the Fund.

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If you have any questions regarding the above responses, please do not hesitate to contact me at 414-765-5586 or at michael.barolsky@usbank.com

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary
1 See ADI 2019-07 – Review of Certain Filings Under Automatic Effectiveness Rules.
2 See e.g., Money Market Fund Reform; Amendments to Form PF, Final Rule, Release No. IC-31166 (July 23, 2014) at 126 (“a fund must update its registration statement to reflect any material changes by means of a post-effective amendment or a prospectus supplement (or ‘sticker’) pursuant to rule 497 under the Securities Act [of 1933]”).